NEWS RELEASE

Pan American Silver completes the divestment of MARA and Morococha
Vancouver, B.C. - September 25, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") has completed the previously announced divestment of its 56.25% interest in the MARA project in Argentina and its 92.3% interest in the Morococha mine in Peru.
The sale of these non-core assets is aligned with Pan American's stated aim of optimizing its portfolio following the acquisition of Yamana Gold Inc. The transactions will allow Pan American to reduce its annual project development, reclamation and care and maintenance costs, which for the MARA project and Morococha amounted to US$15.7 million in the second quarter of 2023.
Under the terms of the agreement for the MARA sale, Glencore International AG ("Glencore") paid US$475 million, in cash and granted to Pan American a life-of-mine copper net smelter return royalty of 0.75%, with the right for Pan American to freely transfer the royalty. Glencore has assumed 100% ownership of the MARA project following completion of the transaction on September 20, 2023.
Under the terms of the agreement for the Morococha sale, Alpayana S.A. paid US$25 million in cash for the 92.3% interest in Compañia Minera Argentum S.A., Pan American's Peruvian subsidiary that owned the Morococha mine.
Pan American placed the Morococha mine on care and maintenance in early 2022 while it evaluated alternative strategic opportunities for the asset following the closure of the Amistad processing plant, pursuant to an agreement with Aluminum Corporation of China. The transaction closed on September 22, 2023.
The sale of Pan American's 57.74% interest in Agua de la Falda S.A., that is held by a subsidiary of Pan American, also announced previously on July 31, 2023, is expected to be completed in the fourth quarter of 2023. Under the terms of the agreement, a subsidiary of Rio Tinto Limited will pay US$45.55 million in cash upon closing and will grant to Pan American's subsidiary a net smelter return royalty of 1.25% on all precious metals and a net smelter return royalty of 0.2% on all base metals, on a pro rata basis in accordance with the interest acquired by the Rio Tinto subsidiary, on production from certain mineral concessions.
About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated benefits from the completion of the sale of the MARA project and Morococha, including with respect to any anticipated reduction in costs; the anticipated closing of the Agua de la Falda transaction and the timing and effects of the same; and the impact of such transactions on Pan American’s future financial or operational performance.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the

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NEWS RELEASE

ability of Pan American to reduce its annual project development, reclamation and care and maintenance costs; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; ; and all necessary regulatory approvals for our operations are received in a timely manner. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively; and those factors identified under the caption "Risks of the Business" in Yamana's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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